July 22, 1999


Mr. Gary Neale
Chairman, President and Chief Executive Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410-6272

Dear Gary:

         This letter is in response to your letter dated July 19, 1999 in which, among other things, you accused me and Columbia's Chief Financial Officer Mike O'Donnell of "mischaracterizing" the financing for NiSource's offer.

         Gary, we have taken the high road over the course of the past two months, even in the face of NiSource's repeated and widely publicized complaining and innuendo. However, NiSource's various assertions recently have been straying too far from the truth and it is time to put them to rest. Additionally, you should know that we will continue to vigorously defend each and every court action brought by NiSource, no matter how frivolous.

         Behind all of the hype, Gary, the fact remains that NiSource's offer is a highly conditional one that requires approvals from numerous regulators. Based on my past experience as a regulator, I believe regulators will view your offer as patently hostile and highly leveraged.

YOUR FINANCING AND REGULATORY APPROVALS

         Your claims that we have "mischaracterized" NiSource's financing miss the substance of what we are saying. As you know, your offer and its financing are conditioned on many things. These include NiSource obtaining all of the numerous state and federal regulatory approvals, in each case without, to quote your financing commitment letter, "the imposition of any materially burdensome or adverse conditions." No Columbia shareholder will receive a single penny from your offer until all such approvals are obtained on such terms. These regulatory approvals can be obtained only after consideration of the details of your offer by state and federal regulators. Three key factors will stand out in all such regulatory consideration:

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o    The debt-to-capitalization ratio (84% debt) upon closing, without some prearranged sale of assets that would result from NiSource's acquisition of Columbia, would be substantially higher than that of any energy utility in America. To our knowledge, no regulatory body has ever approved an acquisition that would result in this high a debt-to-capitalization ratio.

o We assume, based upon materials which NiSource has publicly distributed, that you do not intend to sell assets, have significant layoffs or rate increases. Therefore, in order to bring this exceptionally high debt-to-capitalization ratio down to a more acceptable level (yet still a relatively high level) NiSource would need to complete an equity offering significantly larger than any previous offering ever completed by a U.S. energy utility. You have assumed this offering will be at a price significantly higher than NiSource's current trading price. If the assumptions regarding asset sales, significant layoffs and rate increases are not correct, you owe it to your shareholders and ours to make NiSource's intentions known in writing and to file them with the Securities and Exchange Commission.

     Would any regulator approve this deal knowing that there is major uncertainty about the ability to meet such lofty equity financing goals after completion of the acquisition? Would regulators leave ratepayers and shareholders subject to all of the risks of a leveraged structure collapsing like a house of cards? We do not believe these risks have been explained to your own shareholders or ours.

o The regulatory approval process for the NiSource tender offer would be unique in the history of the United States energy utility industry - it would be the first energy utility acquisition of a hostile nature to obtain regulatory approval.

         It is therefore disingenuous to characterize the necessary regulatory approvals in this situation as "usual."

         You have repeatedly alluded to the fact that $68 in cash per share currently awaits Columbia shareholders under your offer. Columbia shareholders would only get the $68 cash per share you are offering - which, as we keep telling you, is inadequate - after waiting for a period of up to 18 months. Even that timing assumes successful completion of a process fraught with uncertainty. To date, NiSource has only filed for Hart Scott Rodino clearance - the only regulatory approval for which receipt is clearly not an issue.

COLUMBIA'S EMPLOYMENT AGREEMENTS

         As you well know, the "change of control" arrangements approved by our Board are standard ones. Indeed, I understand from your proxy statement that NiSource itself has such arrangements. The fact that Columbia did not feel the need to implement such arrangements until now is a testament to the loyalty and commitment of our staff.

         NiSource summarized its own substantially similar "parachutes" in its 1999 proxy statement by stating: "[NiSource] believes that these [change of control] Agreements and related shareholder rights protections are in the best interests of the shareholders, to insure that in the event of extraordinary events, totally independent judgment is enhanced to maximize shareholder value."

         Columbia's arrangements underwrite the loyalty and commitment of its staff in the face of hostile actions, and these change of control arrangements were described in detail in an amendment to our SEC filing the day after their approval by our Board.

         Consistent with our commitment to file all relevant information, we would suggest NiSource too should publicly file the fees you have paid and will pay to your advisers, Credit Suisse First Boston and Wasserstein Perella in your attempt to acquire Columbia.

         Gary, you claim to be "talking straight" to Columbia's shareholders - but telling half the story is not "straight talk." We have "mischaracterized" nothing in our attempt to set the record straight on the inadequate, highly conditional and strategically ill-advised nature of NiSource's offer.



                                 Sincerely,

                                 /s/  Oliver G. Richard III

                                 Oliver G. Richard III
                                 Chairman, President and Chief Executive Officer